Cboe

July 7, 2025

**<u>Via Federal Express</u>**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Cboe BZX Exchange, Inc.***
***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(c) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook, rule filings, notices, and regulatory circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect subsidiary and affiliate information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, and J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
*Laura Dickman*

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 07/07/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**07/07/25** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25000267

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe BZX Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/07/25 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 3:00pm on 07/07/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## Attachment

*Summary of changes made to Exhibit A:*

- See Exhibit for required materials

*Summary of changes made to Exhibit B:*

- See Exhibit for required materials

*Summary of changes made to Exhibit C:*

- No changes since previous submission

*Summary of changes made to Exhibit J:*

- No changes since previous submission

# Exhibit A

**Exhibit Request:**

**A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.**

**Response:**

Cboe BZX Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://markets.cboe.com/us/equities/regulation/):

1. Certificate of Incorporation of Cboe BZX Exchange, Inc.

2. Amended and Restated By-Laws of Cboe Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

# Exhibit B

**Exhibit Request:**

**A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.**

**Response:**

1. The Rules of Cboe BZX Exchange, Inc. are available at http://markets.cboe.com/us/equities/regulation/. Rule filings, notices, and regulatory circulars are also available at this location. These documents are updated frequently and are accurate as of the respective dates on each document.

# Exhibit C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response: Please see below responses for the following entities:**

## A. Cboe Services Company

1. *Name*: Cboe Services Company
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Craig Donohue (CEO)

   Current Officers
   - David Howson (Executive Vice President, Global President)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Senior Vice President, Deputy Chief Regulatory Officer)
   - Craig Donohue (CEO)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Jill Griebenow (Executive Vice President, Chief Financial Officer and Treasurer)
   - Casie Harris (Vice President, Controller)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Senior Vice President, Tax)
   - Hemang Patel (Vice President, Project Management)
   - J. Patrick Sexton (Secretary)
   - Steven Sinclair (Vice President, Software Engineering)

- Allen Wilkinson (Senior Vice President and Chief Accounting Officer)
- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (Vice President, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## B. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## C. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)

- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

## D. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O’Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)

- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## E. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - William Ciabattoni (VP, Product Management)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

**10.** *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - William Ciabattoni (VP, Product Management)
   - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)

- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - William Ciabattoni (VP, Product Management)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- Craig Donohue (CEO)
- Meaghan Dugan (SVP, Head of US Options)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (SVP, North American Cash Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Troy Yeazel

   Current Officers
   - Cole Chmielewski (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (EVP, Global President)
   - Craig Donohue (Chief Executive Officer)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (SVP, Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (EVP, CFO & Treasurer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP))
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (SVP, Head of FX and UST)
   - Allen Wilkinson (SVP and Chief Accounting Officer)
   - Vivian Yiu (SVP, Cboe FX and U.S. Treasuries)
   - Eimly Eimer (Vice President, FX Liquidity Management)
   - Michael Margolis (Vice President, Associate General Counsel)
   - Casie Harris (VP, Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

## M. Cboe Singapore Pte. Ltd.

1. *Name*: Cboe Singapore Pte. Ltd.
   *Address*: 18 Robinson Road #18-02, Singapore (048547)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe Singapore Pte. Ltd. is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Singapore Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih (Singapore Nominee)
   - Emma Quinn

   Current Officers
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## N. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
*Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Eleanor Beasley
- Angelo Evangelou
- Ted Hood (INED)
- Catherine Langlais (INED)
- David Michael Lawton (INED)
- Kristian West (NED)
- Catherine Clay
- Natan Tiefenbrun

Current Officers

- Natan Tiefenbrun (President, Cboe Europe)
- Catherine Clay (EVP, Global Head of Derivatives)
- Cinthia Danove (Chief Financial Officer, Cboe Europe)
- Daniel Watkins (Chief Operating Officer, Cboe Europe)
- Jerry Avenell (Vice President, Sales)
- Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Karl Spielmann (Secretary)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood (Chair)
- Catherine Langlais
- David Lawton

Remuneration Committee
- David Lawton (Chair)
- Ted Hood
- Kristian West

Nomination Committee
- David Lawton (Chair)
- Ted Hood
- Catherine Langlais

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## O. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## P. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   *Address*: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Gary Compton (Vice President, Communications)
   - Craig Donohue (Chief Executive Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Public Policy)
   - Stacie Fleming (SVP, Communications)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)

- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Todd Furney (SVP, and Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Gregory Hoogasian (Executive Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (Executive Vice President, Chief Technology Officer)
- Stephanie Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (SVP, Tax)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (SVP, Head of FX and U.S. Treasuries)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Vivian Yiu (SVP, Chief Operating Officer Cboe FX and U.S. Treasuries)
- Nicholas Still (Vice President, Data Protection Officer)
- Jordan Newmark (Vice President, Associate General Counsel)
- Kathleen Mikulak (Vice President, Regulation)
- Sarah McDowell (Vice President, Chief Enforcement Officer)
- Michael Margolis (Vice President, Associate General Counsel, Chief Litigation Officer)
- Benjamin Leit (Vice President, Global Head of Sales – FX and US Treasuries)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Catherine Clay (EVP, Global Head of Derivatives)
- Denise Bent (Vice President, Regulation)
- Casie Harris (Controller)
- Jennifer Lamie (Vice President, Chief Regulatory Advisor)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

Participation Committee

- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

11. **Cboe Worldwide Holdings Limited**

12. *Name*: Cboe Worldwide Holdings Limited
*Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

13. *Form of organization*: Private Company Limited by Shares.

14. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

15. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

16. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

17. *Copy of constitution*: Not applicable.

18. *Copy of articles of incorporation or association and amendments*: No changes.

19. *Copy of existing by-laws*: Not applicable.

20. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- David Howson
- Natan Tiefenbrun

Current Officers
- Karl Spielmann (Secretary)

21. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Q. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   *Address*: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Craig Donohue
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Erin Mansfield
   - Cecilia Mao
   - Alexander Matturi, Jr.
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Fredric Tomczyk

   Current Officers
   - Craig Donohue (Chief Executive Officer)
   - David Howson (EVP, Global President)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
   - Stephanie Foley (EVP, Chief Human Resources Officer)

- Jill Griebenow (EVP & Chief Financial Officer)
- Chris Isaacson (EVP and COO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Allen Wilkenson (SVP, Chief Accounting Officer)
- Kenneth Hill (VP, Investor Relations and Treasurer)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- Jennifer McPeek
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
- Jill Goodman
- Roderick Palmore
- Ivan Fong

Finance and Strategy Committee
- Jill Goodman
- Roderick Palmore
- Cecilia Mao

Risk Committee
- Edward Fitzpatrick
- Janet Froetscher
- Ivan Fong
- Erin Mansfield
- Cecilia Mao

ATS Oversight Committee
- Jennifer McPeek
- Erin Mansfield
- Alexander Matturri

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## R. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - David Howson
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Scot Wagner

   Current Officers
   - David Howson (EVP, Global President, President))
   - Denise Bent (VP, Regulation)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Hed of Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Global Head of Derivatives and Senior Managing Director)

- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Craig Donohue (CEO)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
- Laura Fuson (VP, Head of Futures and CFE Managing Director)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Megan Goett (SVP, Chief Marketing Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer, Chief Accounting Officer, and Treasurer)
- Casie Harris (VP, Controller)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (Executive Vice President, COO)
- Steven Jorgensen (VP, Head of Derivatives Sales – European & Middle East Clients)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Tim Lipscomb (EVP, Chief Technology Officer)
- Stephanie Lara (SVP & Deputy Chief Reg Officer)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Jordan Newmark (VP, Associate General Counsel)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel and Chief Legal Officer)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Nicholas Still (VP, Data Protection Officer)
- Oliver Sung (VP, Head of North American Execution Consulting)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Troy Yeazel (Senior Vice President, Global Operations)

<u>Standing Committees</u>

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## S. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## T. Cboe, LLC

1. *Name*: Cboe, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## U. Cboe III, LLC

1. *Name*: Cboe III, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
*Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Craig Donohue
- Chris Isaacson

Current Officers
- Craig Donohue (Chief Executive Officer)
- David Howson (EVP, Global President)
- Rebecca Alley (VP, Corporate Marketing)
- Erin Banks (VP, Talent Management)
- Denise Bent (VP, Futures Regulation)
- Andy Bevers (VP, Head of Derivatives Sales – US Members)
- Chris Bialka (VP, Head of Cboe Global Indices)
- Kristin Boyd (SVP, Global Head of Derivatives Sales and Distribution)
- David Brent (VP, Data Sales and RMA)
- Kevin Carrai (SVP, Global Head of Market Data and Access Services)
- Brittany Carter (VP, Corporate Strategy)
- Cole Chmielewski (VP, Operations)
- Justina Cho (VP, Digital Marketing)
- Bo Chung (SVP, Global Sales and Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Corporate Communications)

- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Meaghan Dugan (SVP, Head of US Options)
- Laura Dickman (VP, Associate General Counsel)
- Kyle Edwards (VP, Market Policy)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Thomas Frey (SVP, Data Vantage Software Engineering)
- Todd Furney (SVP, Chief Risk Officer)
- Laura Fuson (VP, Head of Futures)
- Jaime Galvan (VP, Associate General Counsel)
- Megan Goett (SVP, Chief Marketing Officer)
- James Giarratano (VP, Head of Sales)
- Jennifer Golding (VP, Associate General Counsel, and Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Ian Grieves (VP, Market Structure – CFE)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Kenneth Hill (VP, Investor Relations)
- Michael Hollingsworth (VP, Global Head of Risk and Market Analytics)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Jeanene Isaac (VP, Global Total Rewards)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of Data Vantage)
- Matthew Iwamaye (VP, Associate General Counsel)
- Ajay Jain (VP, Regulatory Technology)
- Brett Johnson (VP, Cboe Labs – Product Solutions)
- Adam Kelly (VP, Strategic Initiatives)
- Adam Kreis (VP, Associate General Counsel)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Benjamin Lawson (VP, Chief Information Security Officer)
- Benjamin Leit (VP, Global Head of Sales – FX and UST)
- Tim Lipscomb (EVP, Chief Technology Officer)
- James Lisak (VP, Associate General Counsel)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Michael Margolis (VP, Associate General Counsel)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Senior Vice President, Tax)
- Anthony Montesano (VP, Market Structure)

- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Thad Prososki (VP, Human Resources)
- Nicole Pursley (VP, Government Relations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- Adel Sarhan (VP, Product Development)
- Corban Schmidt (VP, Software Engineering)
- Henry Schwartz (VP, Derivatives Market Intelligence)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Nicholas Still (VP, Data Protection Officer)
- Oliver Sung (SVP, Head of North American Equities)
- Ally Szakats (VP, Cboe Options Institute)
- Caitlin Tucker (VP, Communications)
- Hatice Unal (SVP, Infrastructure)
- Jonathan Weinberg (Senior Vice President, Head of FX and UST)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Omarr Woodhouse (VP, OSC)
- Mandy Xu (VP, Head of Derivatives Market Intelligence)
- Troy Yeazel (SVP, Global Operations)
- Vivian Yiu (SVP, COO – Cboe FX and U.S. Treasuries)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## W. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (VP, Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Adam Inzirillo (Vice President)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## X. Cboe UK Limited

1. *Name*: Cboe UK Limited
   *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Natan Tiefenbrun
   - David Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Y. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Z. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## AA. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Fredric Tomczyk

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BB. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CC. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alex Dalley
   - Cinthia Danove
   - Ruben Hilhorst
   - Bastian Kortenhoff
   - Marcin Kuchejda
   - Michael Perez
   - Natan Tiefenbrun
   - Jiali Zhou

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## DD. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chis Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## EE. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   *Address*: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Adam Inzirillo
   - Tim Lipscomb

   Current Officers
   - David Howson (President)
   - Fredic Tomczyk (Chief Executive Officer)
   - Adam Inzirillo (Vice President)
   - Chris Bialka (Vice President)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (Vice President, Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (Vice President)
- Casie Harris (Controller)
- Henry Schwartz (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FF. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   *Address*: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Iouri Saroukhanov
   - Lauren Young

   Current Officer
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GG. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   *Address*: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Terry Mack

   Current Officer
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## HH. Cboe Clear Europe N.V.

1. *Name*: Cboe Clear Europe N.V.
   *Address*: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe N.V. formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Arnoud Siegmann
   - Natan Tiefenbrun
   - Leonardus Hubertus Hoogduin (Independent)

   Management Board
   - Vikesh Patel (President)
   - Arnoud Siegmann
   - Edward Hughes
   - Owen Thorpe

   Current Officer

   Standing Committee
   - Stephanie Renner (Chair)

- Natan Tiefenbrun

EMIR Risk Committee
- Leonardus Hubertus Hoogduin (Chair)
- Clearing Participant Representatives
- Trading Participant Representatives

Audit Enterprise Risk and Compliance Committee
- Clotilde Bouchet (Chair)
- Stephanie Renner
- Lex Hoogduin
- Natan Tiefenbrun
- Tim Lipscomb

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## II. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## JJ. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## KK. BIDS Holdings L.P.

1. *Name*: BIDS Holdings L.P.
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings L.P. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## LL. BIDS Trading, L.P.

1. *Name*: BIDS Trading, L.P.
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, L.P. is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## MM. <u>BIDS Global Services, LLC</u>

1. *Name*: BIDS Global Services, LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)
   - Sydney Goodman (Assistant Controller)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## NN. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   *Address*: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OO. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   *Address*: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## PP. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Howson (President)
   - Kevin Carrai (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## QQ. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow (Treasurer)
   - Michael Margolis (Vice President)
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg (President)
   - Allen Wilkinson (Vice President)
   - Vivian Yiu (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## RR. <u>Cboe Asia Pacific Holdings Limited</u>

1. *Name*: Cboe Asia Pacific Holdings Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Emma Quinn

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## SS. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   *Address*: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited is wholly-owned by Cboe Asia Pacific Holdings Limited.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## TT. Cboe Australia Pty. Ltd.

1. *Name*: Cboe Australia Pty. Ltd.
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty. Ltd. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Ann Armour (Independent)
   - Vic Jokovic
   - Emma Quinn
   - Natan Tiefenbrun
   - Joacim Wiklander
   - Troy Yeazel

   Current Officers
   - Emma Quinn (Chief Executive Officer)
   - Iain Gentle (Secretary)

   Standing Committees

   Audit Committee
   - Vic Jokovic (Chair)
   - Stephanie Renner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## UU. Cboe Australia Services Pty. Ltd.

1. *Name*: Cboe Australia Services Pty. Ltd.
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty. Ltd. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Ann Armour (Independent)
   - Natan Tiefenbrun
   - Emma Quinn

   Current Officers
   - Emma Quinn (President)
   - Iain Gentle (Secretary)
   - Asika Wickramasinghe (Interim Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## VV. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Armour (Independent)
   - Vic Jokovic
   - Emma Quinn
   - Natan Tiefenbrun
   - Joacim Wicklander
   - Troy Yeazel

   Current Officers
   - Iain Gentle (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## WW. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Toru Irokawa
   - Tim Lipscomb
   - Emma Quinn
   - Oliver Sung
   - Natan Tiefenbrun

   Current Officers

   Standing Committees

   Risk Management Committee
   - Stanley Cheng
   - Kaoru Hisaeda
   - Toru Irokawa
   - Mikito Koyama
   - Kazunori Suganuma
   - Ichiro Takasaki
   - Chitose Yajima

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## XX. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   *Address*: $10^{th}$ Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Todd Furney
   - Mitch Gonzales
   - Ryan Uherek

   Current Officers
   - Elaine Reyes-Rodolfo (Company Secretary)
   - Francis Nacpil (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## YY. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - David Howson

   Current Officers
   - David Howson (President)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## ZZ. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## AAA. Cboe Clear U.S., LLC

1. *Name*: Cboe Clear U.S., LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear U.S., LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - JJ Kinahan
   - Miguel Rivera
   - Christopher Zuehlke

   <u>Current Officers</u>
   - Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
   - Casie Harris (VP, Chief Financial Officer – Digital, and Controller
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Josh Iverson (Interim Chief Risk Officer)
   - Vikesh Patel (Senior Vice President, Clearing)

   <u>Standing Committees</u>

Risk Management Committee

- Ananda Radhakrishnan (Chair)
- Brooks Dudley
- Brian Kelly
- Martin Malloy
- Jake Moore
- Michael Tauckus

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BBB. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   *Address*: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - John Denza (Chief Commercial Officer)
   - Ian Grieves (Head of Product Development)
   - Joshua Iverson (Interim Chief Risk Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Bryan Stuart (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CCC. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   *Address*: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Adam Inzirillo (Vice President)
   - Catherine Clay (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Jennifer Fuentes (Vice President, Interim Chief Compliance Officer)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President, Chief Operating Officer)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## DDD. <u>Neo Connect Inc.</u>

1. *Name*: Neo Connect Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Terry Mack
   - Joacim Wiklander

   <u>Officers</u>
   - Terry Mack (Chief Financial Officer)
   - Joacim Wiklander (CEO and President)
   - Dmitri Smidovich (Chief Legal Officer & Corporate Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## EEE. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Fredric Tomczyk

   Officers
   - David Howson (President)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FFF. BIDS Australia Pty. Ltd.

1. *Name*: BIDS Australia Pty. Ltd.
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GGG. Cboe Canada Inc.

1. *Name*: Cboe Canda Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, Ontario, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 185 of the Canada Business Corporation Act on January 1, 2024.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Inc. is a wholly-owned subsidiary of Cboe Canada Holdings, ULC, which is a wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Formed resulting from an amalgamation of MatchNow Limited, Neo Exchange, Inc., Aequitas EVO Connect, and Aequitas Innovations, Inc.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: No change

8. *Copy of existing by-laws*: No change

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Lori-Ann Beausoleil (Independent)
   - Terrie-Lynne Devonish (Independent)
   - Adam Inzirillo
   - Frances Kordyback (Independent)
   - David Lang (Independent)
   - Oliver Sung
   - Hatice Unal
   - Joacim Wiklander

   Officers
   - Joacim Wiklander (President and CEO)
   - Bryan Blake (Head of Trading)
   - Terry Mack (CFO)
   - Vince Poil (COO)
   - Tanya Rowntree (Head of Canadian Listings)
   - Dmitri Smidovich (Chief Legal Officer and Corporate Secretary)

Standing Committees

Nominating and Governance Committee

10. Terrie-Lynne Devonish (Chair)
11. Adam Inzirillo
12. David Lang

Regulatory Oversight Committee

13. David Lang (Chair)
14. Terrie-Lynne Devonish
15. Frances Kordyback

Finance and Audit Committee

16. Lori-Ann Beausoleil (Chair)
17. Frances Kordyback
18. Oliver Sung

19. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## HHH. Cboe Digital Exchange, LLC

1. *Name*: Cboe Digital Exchange, LLC
   *Address*: 433 W. Van Buren St., Chicago, Il 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Exchange, LLC is a wholly-owned subsidiary of Cboe Digital Intermediate Holdings, LLC, which is wholly owned by Cboe Digital Holdings, Inc.

5. *Brief description of business or functions:* Operates a spot trading market for digital assets and designated contract market for futures.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: No change

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chair)
   - Cristobal Conde
   - Ananda Radhakrishnan
   - Miguel Rivera

   Officers
   - Chris Isaacson (President)
   - John Denza (Senior Director, Finance – Digital)
   - Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer)
   - Ian Grieves (VP, Product and Engineering)
   - Casie Harris (VP, Chief Financial Officer – Digital, and Controller
   - Gregory Hoogasian (Chief Regulatory Officer)
   - Stephanie Lara (Deputy Chief Regulatory Officer)
   - Benjamin Lawson (Chief Information Security Officer)

Standing Committees

Regulatory Oversight Committee

- Ananda Radhakrishnan (Chair)
- Miguel Rivera

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## III. Digital Asset Benchmark Administration, LLC

1. *Name*: Cboe Asset Benchmark Administration, LLC
   *Address*: 433 W. Van Buren St., Chicago, Il 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Digital Asset Benchmark Administration, LLC is a wholly owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Operates a data business relating to digital assets.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: No change

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Officers
   - David Howson (President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Jennifer Fuentes (Interim Chief Compliance Officer)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Christopher Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## JJJ. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
*Address*: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operation on May 21, 2024.

## KKK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
*Address*: c/o Format A AG
Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations August 26, 2024.

## LLL. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   *Address:* 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024

## MMM. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   *Address*: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased business January 1, 2024.

## NNN. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024.

## OOO. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   *Address*: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024.

## PPP. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   *Address*: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations April 5, 2024.

# Exhibit J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | | | | |
|---|---|---|---|---|---|---|
| Name: | | Title: | | Commencement of Term Date: | | |
| Andrew Bevers | | VP, Head of Derivatives Account Coverage | | 03/01/24 | | |
| Kristin Boyd | | SVP, Global Head of Derivative Sales and Distribution | | 03/01/24 | | |
| Kevin Carrai | | SVP, Global Head of Market Data and Access Services) | | 03/01/24 | | |
| Brittany Carter | | VP, Corporate Strategy | | 03/01/24 | | |
| Cole Chmielewski | | Vice President, Operations | | 03/01/24 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Bo Chung | | Senior Vice President, Global Head of Sales & Index Licensing | | 03/01/24 | | |
| William Ciabattoni | | VP, Product Management | | 03/01/24 | | |
| Catherine Clay | | EVP, Global Head of Derivatives | | 03/01/24 | | |
| Gary Compton | | Vice President, Communications | | 03/01/24 | | |
| Jeff Connell | | Senior Vice President, Deputy Chief Regulatory Officer | | 03/01/24 | | |
| Laura Dickman | | Vice President, Associate General Counsel | | 03/01/24 | | |
| Craig Donohue | | CEO | | 05/20/25 | | |
| Meaghan Dugan | | SVP, Head of US Options | | 03/01/25 | | |
| James Enstrom | | Senior Vice President, Chief Audit Officer | | 03/01/24 | | |
| Angelo Evangelou | | SVP, Public Policy | | 03/01/24 | | |
| Stacie Fleming | | SVP, Communications | | 03/01/24 | | |
| Stephanie Foley | | EVP, Chief Human Resources Officer | | 03/01/24 | | |
| Jennifer Fuentes | | VP, Compliance – North American Securities and Interim Chief Compliance Officer | | 03/01/25 – Change in Title | | |
| Todd Furney | | Senior Vice President, Chief Risk Officer | | 03/01/24 | | |
| Megan Goett | | SVP, Chief Marketing Officer | | 03/01/25 | | |
| Jennifer Golding | | Vice President, Associate General Counsel, Chief Litigation Officer | | 03/01/24 | | |
| Jill Griebenow | | EVP, CFO, Treasurer | | 03/01/24 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Casie Harris | | Vice President, Controller | | 8/13/24 | | |
| John Hiatt | | Vice President, Cboe Labs | | 03/01/24 | | |
| Gregory Hoogasian | | Executive Vice President, Chief Regulatory Officer | | 03/01/24 | | |
| Dave Howson | | President | | 03/01/24 | | |
| Adam Inzirillo | | EVP, Global Head of DnA | | 03/01/24 | | |
| Matt Iwamaye | | VP, Associate General Counsel, Equities | | 03/01/24 | | |
| Chris Isaacson | | Executive Vice President, COO | | 03/01/24 | | |
| Steven Jorgensen | | Vice President, Head of Derivatives Sales – European & Middle East Clients | | 12/17/24 | | |
| Jennifer Lamie | | Vice President, Chief Regulatory Advisor | | 03/01/24 | | |
| Stephanie Lara | | SVP, Deputy Chief Regulatory Officer | | 03/01/24 | | |
| Benjamin Lawson | | Vice President, Chief Information Security Officer | | 12/17/24 | | |
| Tim Lipscomb | | EVP, Chief Technology Officer | | 03/01/25 – Change in Title | | |
| Marc Magrini | | Vice President, Administration | | 03/01/24 | | |
| Scott Manziano | | VP, Sales Operations | | 03/01/24 | | |
| Sarah McDowell | | VP, Chief Enforcement Counsel | | 03/01/24 | | |
| Kathleen Mikulak | | VP, Regulation | | 03/01/24 | | |
| Emily Mitchell | | Senior Vice President, Tax | | 03/01/24 | | |
| Anthony Montesano | | Vice President, Market Structure | | 03/01/24 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Jordan Newmark | | VP, Associate General Counsel | | 03/01/24 | | |
| Dennis O'Callahan | | VP, Cboe Labs | | 03/01/24 | | |
| Dan Overmyer | | Vice President, Options Regulation | | 03/01/24 | | |
| Hemang Patel | | VP, Project Management | | 03/01/24 | | |
| Arthur Reinstein | | Senior Vice President and Deputy General Counsel | | 03/01/24 | | |
| Stephanie Renner | | SVP, Finance | | 03/01/24 | | |
| John Sexton | | Executive Vice President, General Counsel & Corporate Secretary | | 03/01/24 | | |
| Steven Sinclair | | Vice President, Software Engineering | | 03/01/24 | | |
| Eileen Smith | | Senior Vice President, Data and Analytics | | 03/01/24 | | |
| Nicholas Still | | VP, Data Protection Officer | | 03/01/24 | | |
| Oliver Sung | | SVP, North American Cash Equities | | 03/01/25 – Change in Title | | |
| Alexandra Szakats | | Vice President, Cboe Options Institute | | 7/17/24 | | |
| Natan Tiefenbrun | | Senior Vice President, President North American and European Equities | | 7/17/24 | | |
| Hatice Unal | | SVP, Infrastructure | | 03/01/24 | | |
| Joacim Wiklander | | President & CEO of Cboe Canada \| Head of Global Listings | | 7/17/24 | | |
| Allen Wilkinson | | SVP, Chief Accounting Officer | | 03/01/24 | | |
| Clinton Wolf | | VP, Operations | | 03/01/24 | | |
| Omarr Woodhouse | | VP, Operations Support Center | | 03/01/24 | | |

| | | | |
|---|---|---|---|
| Troy Yeazel | Senior Vice President, Global Operations | 03/01/24 | |
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/<br>Change Position Date: |
| Arianne Adams | Senior Vice President, Head of Options and Global Client Services | 01/07/19 | 10/31/23 |
| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 03/01/24 | 03/03/25 |
| Carmen (Lita) Brannan | VP, Government Relations | 03/01/24 | 02/28/25 |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | 05/04/24 |
| John Deters | Executive Vice President, Chief Strategy Officer | 02/28/17 | 11/07/23 |
| Rob Hocking | Senior Vice President, Head of Product Innovation | 03/01/24 | 04/30/25 |
| Vaishali Javeri | Senior Vice President, Chief Legal Officer, North American Securities | 12/19/22 | 8/23/24 |
| Andrew Lowenthal | SVP, International Expansion and Business Development | 02/28/17 | 12/31/23 |
| Robert Marrocco | VP, Global Head of ETP Listings | 03/01/24 | 03/10/25 |
| Kyle Murray | VP and Associate General Counsel | 03/01/24 | 03/14/25 |
| Fredric Tomczyk | CEO | 03/01/24 | 05/07/25 |
| Umesh Yerram | VP, Chief Information Security Officer | 02/02/21 | 06/27/24 |

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

| **Directors** | | | | | | |
|---|---|---|---|---|---|---|
| Name | | Classification(s) | | Last Appointment Date: | | Termination Date: |
| Bruce Andrews | | Director | | 08/13/24 | | |
| Gilbert Bassett | | Director | | 08/13/24 | | |
| Dave Howson | | Director | | 08/13/24 | | |
| Kevin Murphy | | Director | | 08/13/24 | | |
| Ananda Radhakrishnan | | Director | | 08/13/24 | | |
| Miguel Rivera | | Director | | 08/13/24 | | |
| David Roscoe | | Director | | 08/13/24 | | |
| Hillary Sale | | Director | | 08/13/24 | | |
| Scott Wagner | | Director | | 08/13/24 | | |

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe